EXHIBIT 12

MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three	For the Nine
	Months Ended	Months Ended	Year Ended Last Friday in December
	September 29,	September 29,	2005(a)	2004(a)	2003(a)	2002(a)	2001(a)
	2006	2006	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)

Pre-tax earnings (loss)(b)	$4,013	$6,766	$6,814	$5,436	$5,040	$2,343	$(228)
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	9,490	25,707	21,967	10,734	8,195	10,164	17,690

Pre-tax earnings before fixed charges	13,503	32,473	28,781	16,170	13,235	12,507	17,462

Fixed charges:
Interest	9,434	25,540	21,752	10,530	8,003	9,958	17,437
Other(c)	56	167	215	204	193	206	260

Total fixed charges	9,490	25,707	21,967	10,734	8,196	10,164	17,697

Preferred stock dividend requirements	67	189	100	54	52	51	54

Total combined fixed charges and preferred stock dividends	$9,557	$25,896	$22,067	$10,788	$8,248	$10,215	$17,751

Ratio of earnings to fixed charges	1.42	1.26	1.31	1.51	1.61	1.23	0.99	(d)
Ratio of earnings to combined fixed charges and preferred stock dividends	1.41	1.25	1.30	1.50	1.60	1.22	0.98	(d)

(a)	Certain prior period amounts have been reclassified to conform to the current period presentation.
(b)	Excludes undistributed earnings (loss) from equity investments.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.
(d)	Earnings were insufficient to cover fixed charges and combined fixed charges and preferred dividend requirements by $235 million and $289 million, respectively.

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